June 24, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cyber-Ark Software Ltd.

Registration Statement on Form F-1

Submitted March 24, 2014 and amended April 25, 2014 and May 16, 2014

CIK No. 0001598110

Dear Ms. Mills-Apenteng:

On behalf of our client, Cyber-Ark Software Ltd., an Israeli company (the “Company”), we have today filed a Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 30, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2012 and 2013 Revenues, page 50

1.	We note your response to prior comment 4. Please clarify whether you track or have the ability to track the number of users or servers for each period presented. In addition, revise your disclosures to clarify that there is little fluctuation in price when a customer renews a maintenance and service agreement.

June 24, 2014

Response:

The Company informs the Staff supplementally that it does not have a system in place to track the number of users or servers for each period presented. The Company would need to manually count the number of users or servers that are referenced in each contract for each period. In the case of historical periods, this would be a particularly difficult exercise due to the need to segregate each contract that was in effect for each period. Moreover, the Company does not believe that this exercise would yield useful empirical data since there is no cap on the number of users or servers under the license agreements with certain of the Company’s largest customers. In addition, as disclosed on page 46, the Company licenses certain of its products based on the number of concurrent sessions monitored or endpoints secured. The Company has revised its disclosure on page 45 to disclose these points in more detail and to clarify that there is little fluctuation in price when a customer renews a maintenance and services agreement or a professional services agreement. In addition, in order to provide additional insight to investors, the Company has amended the disclosure on pages 50 and 52 to clarify qualitatively that the increase in license revenues resulted from increased product sales volumes.

Consolidated Financial Statements

Note 7. Shareholders’ Equity

e. Options Granted to Employees, page F-23

2.	We note from your disclosures on page 64 that you made 75,100 share option grants during March 2014. Please explain why these share option grants do not appear to be included as part of your option activity during the three months ended March 31, 2014. In addition, your subsequent events footnote should discuss any grants issued after March 31, 2014.

Response:

The Company informs the Staff that the options in question were granted in April 2014. The Company has amended the disclosure on pages 64 and 67 and added disclosure to the subsequent events footnote on page F-32.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Joshua Siegel, Chief Financial Officer, Cyber-Ark Software Ltd.